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                           October 8, 2020

       Daniel A. Doyle
       Senior Vice President and Chief Financial Officer
       Puget Energy, Inc.
       355 110th Ave NE
       Bellevue, WA 98004

                                                        Re: Puget Energy, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed October 2,
2020
                                                            File No. 333-249282

       Dear Mr. Doyle:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Karina
Dorin, Attorney Advisor, at (202) 551-3763 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Andrew Bor